Exhibit 99.1

Medicure Reports Financial Results for Quarter and Year Ended December 31, 2017

WINNIPEG, May 1, 2018 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a cardiovascular pharmaceutical company, today reported its results from operations for the quarter and year ended December 31, 2017.

Year Ended December 31, 2017 Highlights:

•	Recorded net revenue from the sale of AGGRASTAT® (tirofiban hydrochloride) of $27.1 million during the year ended December 31, 2017 compared to $29.3 million for the year ended December 31, 2016;
•	Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA)[1] for the year ended December 31, 2017 was $4.6 million compared to adjusted EBITDA of $8.2 million for the year ended December 31, 2016; and
•	Net income for the year ended December 31, 2017 was $43.4 million, which includes the gain on the sale of the Apicore business which occurred in October 2017, compared to net income of $27.0 million for the year ended December 31, 2016.

Financial Results

Net revenues from AGGRASTAT® for the year ended December 31, 2017 were $27.1 million compared to $29.3 million for the year ended December 31, 2016.

Net revenues for the three months ended December 31, 2017 were $5.0 million compared to $7.3 million for the three months ended December 31, 2016.

The Company recorded a restatement to its 2016 revenues, adjusted EBITDA and net income reducing those amounts by $674,833 and increasing accounts payable and accrued liabilities by the corresponding amount pertaining to an additional accrual for product discounts required at December 31, 2016.

The Company continues to experience an increase in patient market share held by the product and an increase in the number of new hospital customers using AGGRASTAT® leading to the highest hospital demand for AGGRASTAT® in the Company's history. Although, there was an increase in use of AGGRASTAT®, the lower net income was largely due to a stronger Canadian dollar compared to its US counterpart and increased competitive pricing of generic Integrilin.

Medicure continues to focus on expanding the customer base for AGGRASTAT® and diversification of revenues with the acquisition of additional cardiovascular drugs for the US market, such as the recently launched ZYPITAMAGTM (pitavastatin).

Adjusted EBITDA for the year ended December 31, 2017 was $4.6 million compared to $8.2 million for the year ended December 31, 2016. The decrease in adjusted EBITDA for the year is the result of the lower revenues which were due primarily to lower discounted prices for AGGRASTAT® and a higher Canadian dollar. Adjusted EBITDA for the three months ended December 31, 2017 was negative $0.6 million compared to $0.8 million for the three months ended December 31, 2016.

Net income for the year ended December 31, 2017 was $43.4 million or $2.78 per share which includes income of $11.5 million or $0.74 per share from continuing operations and income from discontinued operations of $31.9 million or $2.04 per share, which includes the operations of Apicore and the gain on the sale of the Apicore business. This compares to net income of $27.0 million or $1.80 per share for the year ended December 31, 2016.

Net income for the three months ended December 31, 2017 was $51.5 million or $3.27 per share primarily relating to the gain on the sale of the Apicore business compared to net income of $23.8 million or $1.53 per share for the three months ended December 31, 2016.

At December 31, 2017, the Company had unrestricted cash totaling $5.3 million compared to $12.3 million as of December 31, 2016. The decrease in cash is due to higher interest payments made during the year relating to the debt obtained in November 2016 and the acquisition of additional common shares of Apicore during the period, as well as the repayment of the Company's long-term debt from the proceeds of the sale of the Apicore business.  Cash from operating activities of approximately $21.9 million for the year ended December 31, 2017 resulted from increased accounts payable and accrued liabilities at December 31, 2017, which were settled subsequent to year end.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

Notes

(1) The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as "EBITDA adjusted for non-cash and one-time items".  The terms "EBITDA" and "Adjusted EBITDA", as it relates to the quarters and years ended December 31, 2017 and 2016 results prepared using International Financial Reporting Standards ("IFRS"), do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

Conference Call Info:

Topic:  Medicure's Fiscal Year End 2017 Results

Call date:  Wednesday, May 2, 2018

Time:  7:00 AM Central Time (8:00 AM Eastern Time)

Canada toll-free:  1 (888) 465-5079   Canada toll: 1 (416) 216-4169

United States toll-free:  1 (888) 545-0687

Passcode:  6477570#

Webcast:    This conference call will be webcast live over the internet and can be accessed from the Medicure investor relations page at the following link: http://www.medicure.com/investors.html

You may request international country-specific access information by e-mailing the Company in advance. Management will accept and answer questions related to the financial results and operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the Company's website.

About Medicure

Medicure is a pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. cardiovascular market. The primary focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAGTM (pitavastatin) tablets in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma, Inc. For more information on Medicure please visit www.medicure.com.

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include the target launch date for new products, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2016.

AGGRASTAT® (tirofiban hydrochloride) is a registered trademark of Medicure International Inc.

Consolidated Statements of Financial Position
(expressed in Canadian dollars)
As at December 31	2017	2016 - Restated

Assets
Current assets:
Cash and cash equivalents	$5,260,480	$12,266,177
Cash held in escrow	-	12,809,072
Accounts receivable	8,588,255	17,200,778
Consideration receivable	82,678,366	-
Inventories	3,075,006	12,176,644
Prepaid expenses	903,914	759,077
Assets held for sale	14,052,861	-
Total current assets	114,558,882	55,211,748
Non-current assets:
Property, plant and equipment	221,622	10,300,639
Goodwill	-	47,485,572
Intangible assets	1,756,300	100,864,817
Other assets	-	161,891
Holdback receivable	12,068,773	-
Deferred tax assets	326,108	701,000
Total non-current assets	14,372,803	159,513,919
Total assets	$128,931,685	$214,725,667
Liabilities and Equity
Current liabilities:
Short-term borrowings	$-	$1,383,864
Accounts payable and accrued liabilities	10,371,103	17,917,199
Accrued transaction costs	22,360,730	-
Current income taxes payable	2,428,560	504,586
Current portion of royalty obligation	1,537,202	2,019,243
Deferred revenue	-	1,161,608
Current portion of finance lease obligations	-	89,241
Current portion of long-term debt	-	2,883,752
Derivative option on Apicore Class C shares	-	32,901,006
Liability to repurchase Apicore Class E shares	-	2,700,101
Liabilities held for sale	6,976,313	-
Total current liabilities	43,673,908	61,560,600
Non-current liabilities
Royalty obligation	2,911,810	3,666,479
License fee payable	501,800	-
Long-term debt	-	68,180,424
Finance lease obligations	-	242,449
Due to vendor	-	2,759,507
Fair value of Apicore Series A-1 preferred shares	-	1,755,530
Other long-term liabilities	1,135,007	133,999
Deferred tax liability	-	38,142,775
Total non-current liabilities	4,548,617	114,881,163
Total liabilities	48,222,525	176,441,763
Equity:
Share capital	125,733,727	124,700,345
Warrants	1,948,805	2,020,152
Contributed surplus	6,897,266	6,756,201
Accumulated other comprehensive income	673,264	681,992
Deficit	(54,543,902)	(97,964,786)
Total equity attributable to shareholders of the Company	80,709,160	36,193,904
Non-controlling interest	-	2,090,000
Total equity	80,709,160	38,283,904
Total liabilities and equity	$128,931,685	$214,725,667

Consolidated Statements of Net Income and Comprehensive Income (expressed in Canadian dollars)
For the year ended December 31	2017	2016 - Restated	2015
Revenue, net
AGGRASTAT®	$27,132,832	$29,304,800	$22,083,128
Cost of goods sold	3,464,686	3,721,191	2,259,867
Gross profit	23,668,146	25,583,609	19,823,261

Expenses
Selling, general and administrative	14,867,635	15,417,604	10,237,116
Research and development	5,148,233	3,630,079	4,865,255
	20,015,868	19,047,683	15,102,371
Income before the undernoted	3,652,278	6,535,926	4,720,890

Other (income) expense:
Revaluation of holdback receivable	(82,489)	-	-
Revaluation of long-term derivative	-	-	(33,080)
Impairment loss (reversal of impairment loss)	635,721	-	(788,305)
Loss on settlement of debt	-	-	60,595
	553,232	-	(760,790)

Finance costs (income):
Finance expense, net	837,461	2,478,914	4,123,452
Foreign exchange (gain) loss, net	(175,459)	262,469	68,799
	662,002	2,741,383	4,192,251
Net income before income taxes	$2,437,044	$3,794,543	$1,289,429
Income taxes recovery (expense)
Current	9,392,836	(501,315)	-
Deferred	(333,187)	331,095	379,000
Net income before discontinued operations	$11,496,693	$3,624,323	$1,668,429
Net income from discontinued operations, net of tax	31,924,191	23,358,318	-
Net income	$43,420,884	$26,982,641	$1,668,429
Translation adjustment, attributable to:
Continuing operations	(30,295)	(400,829)	806,059
Discontinued operations	21,567	(21,567)	-
Comprehensive income	$43,412,156	$26,560,245	$2,474,488

Earnings per share from continuing operations
Basic	$0.74	$0.24	$0.12
Diluted	$0.63	$0.21	$0.11

Earnings per share from discontinued operations
Basic	$2.04	$1.56	$-
Diluted	$1.76	$1.35	$-

Earnings per share
Basic	$2.78	$1.80	$0.12
Diluted	$2.39	$1.56	$0.11

Consolidated Statements of Cash Flows (expressed in Canadian dollars)
For the year ended December 31	2017	2016 - Restated	2015
Cash (used in) provided by:
Operating activities:
Net income from continuing operations for the year	$11,496,693	$3,624,323	$1,668,429
Net income from discontinued operations for the year	31,924,191	23,358,318	-
	43,420,884	26,982,641	1,668,426
Adjustments for:
Gain on sale of Apicore	(55,254,236)	-	-
Current income tax (recovery) expense	(9,392,836)	504,586	-
Deferred income tax (recovery) expense	(1,513,868)	301,512	(379,000)
Impairment loss (reversal of impairment loss)	635,721	-	(788,305)
Revaluation of holdback receivable	(82,489)	-	-
Revaluation of long-term derivative	-	(20,560,440)	(33,080)
Gain on step acquisition	-	(4,895,573)	-
Loss on settlement of debt	-	-	60,595
Amortization of property, plant and equipment	1,173,019	189,008	31,544
Amortization of intangible assets	6,633,957	2,192,024	659,390
Share-based compensation	623,115	1,400,241	1,460,316
Write-down (write-up) of inventories	385,289	(108,817)	40,920
Finance expense, net	837,461	3,416,678	4,123,452
Difference between fair value of other long-term
liability and funding received	-	-	47,222
Unrealized foreign exchange loss	270,663	215,386	111,817
Change in the following:
Accounts receivable	(3,713,375)	(4,174,691)	(8,185,940)
Inventories	145,339	2,520,499	(1,230,619)
Prepaid expenses	76,724	1,706,109	(1,124,095)
Other Assets	33,130	(1,229)	-
Accounts payable and accrued liabilities	48,398,200	143,257	4,637,217
Deferred revenue	(621,455)	(382,727)	-
Other long-term liabilities	77,467	(102,828)	-
Interest paid	(7,485,956)	(1,223,664)	(314,300)
Income taxes paid	(894,327)	-	-
Royalties paid	(1,829,295)	(1,712,390)	(642,768)
Cash flows from operating activities	21,923,132	6,409,582	142,795
Investing activities:
Proceeds from Apicore Sale Transaction	89,719,599	-	-
Acquisition of Class C common shares of Apicore	(31,606,865)	-	-
Acquisition of Class E common shares of Apicore	(2,640,725)	-	-
Acquisition of Apicore, net of cash acquired	-	(41,711,546)	-
Acquisition of property, plant and equipment	(1,194,703)	(464,208)	(226,570)
Acquisition of intangible assets	(127,144)	-	-
Cash flows from (used in) investing activities	54,150,162	(42,175,754)	(226,570)

For the year ended December 31	2017	2016 - Restated	2015
Financing activities:
Issuance of common shares, net of share issue
costs	-	-	3,630,324
Proceeds from exercise of stock options	519,999	1,844,130	33,165
Proceeds from exercise of Apicore stock options	421,942	-	-
Proceeds from exercise of warrants	92,332	39,172	150,245
Issuance of long-term debt	-	56,781,184	-
Repayment of long-term debt	(75,180,908)	(1,666,666)	(694,444)
Repayment of note payable to Apicore	(18,507,400)	-	-
Increase in short-term borrowings	161,923	332,555	-
Decrease (increase) in cash held in escrow	12,809,072	(12,809,072)	-
Finance lease payments	(101,946)	(10,463)	-
Payment of due to vendor	(3,185,945)	-	-
Cash flows (used in) from financing activities	(82,970,931)	44,510,840	3,119,290
Foreign exchange (loss) gain on cash held in foreign
currency	(108,060)	(47,083)	39,208
Increase (decrease) in cash	(7,005,697)	8,697,585	3,074,723
Cash and cash equivalents, beginning of period	12,266,177	3,568,592	493,869
Cash and cash equivalents, end of period	$5,260,480	$12,266,177	$3,568,592

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SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2018/01/c3686.html

%CIK: 0001133519

For further information: James Kinley, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 22:47e 01-MAY-18